Exhibit 21.1

Subsidiary	Jurisdiction of Formation
CONE Midstream Operating Company LLC	Delaware
CONE Midstream DevCo I GP LLC	Delaware
CONE Midstream DevCo I LP	Delaware
CONE Midstream DevCo II GP LLC	Delaware
CONE Midstream DevCo II LP	Delaware
CONE Midstream DevCo III GP LLC	Delaware
CONE Midstream DevCo III LP	Delaware